EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

N E W S R E L E A S E

November 4, 2026

AVINO REPORTS Q3 2026 FINANCIAL RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, announces its unaudited financial results for the third quarter of 2026. All amounts are in U.S. dollars unless stated otherwise.

Third Quarter 2026 Financial Highlights

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Revenues: The Company achieved $33.4 million in revenues for Q3 2026, an increase of 59% from Q3 2025. 55% of revenues were derived from silver production at an average realized price of $63.33 per ounce.

•	Mine Operating Income: Mine operating income was $14.8 million, an increase of 50% from Q3 2025.
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Net Income: Earnings, or net income after taxes, was $6.1 million, or $0.03 per diluted share. Earnings were impacted by non-cash movements in deferred income taxes and unrealized losses on derivatives.

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Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)[3] and Adjusted Earnings[3]: EBITDA was $12.8 million, an increase of 12% from Q3 2025. Adjusted earnings were $14.3 million, or $0.08 per share, an increase of 23% and 14%, respectively, from Q3 2025.

•

Strong Cash Provided by Operating Activities and Operating Cash Before Working Capital Adjustments[3]: Cash provided by operating activities was $12.7 million, an increase of 52% from Q3 2025. The Company generated operating cash before working capital adjustments of $12.3 million, an increase of 69% compared to Q3 2025.

•	Mine Operating Cash Flow Before Taxes: Mine operating cash flows before taxes was $16.5 million, an increase of 49% from Q3 2025.

“During the third quarter, the Company continued to ramp up development at La Preciosa, well exceeding our budget targets,” said David Wolfin, President and CEO. “With over 3,000 metres of underground development completed already this year, we are laying the foundation for meaningful increases to our future silver production profile as performing this work will be instrumental in our plans for a larger mining operation at La Preciosa.

I am particularly proud of the resilience of our operating team in managing production costs at Avino as we continue to add more local labour force to our teams at both the Avino operation, as well as at La Preciosa. Our consolidated AISC margin of $28 per ounce in the current quarter demonstrates that even as we develop a second mine, we are able to deliver meaningful cash flow generation. Our updated guidance on silver production and costs reflects our development strategy of processing lower grade development ore at La Preciosa, while we continue to move that project to a larger operation. I would also like to acknowledge the entire team for earning the ESR distinction in Mexico for the fourth consecutive year, a recognition that reflects our commitment to operating in a safe and sustainable manner.”

November 4, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Reports Q3 2026 Financial Results

Third Quarter 2026 Operating and Financial Highlights

Highlights (In US$, unless otherwise noted)	Q3 2026	Q3 2025	Change	YTD 2026	YTD 2025	Change
Operating
Tonnes Milled	190,379	188,757	1%	560,169	547,597	2%
Silver Ounces Produced	303,189	263,231	15%	833,551	812,530	3%
Gold Ounces Produced	1,732	1,935	-10%	5,761	5,933	-3%
Copper Pounds Produced	1,202,821	1,307,429	-8%	3,276,404	4,372,752	-25%
Silver Equivalent Ounces[1] Produced	582,836	571,775	2%	1,685,893	1,797,824	-6%
Concentrate Sales And Costs
Silver Equivalent Payable Ounces Sold[2]	532,274	562,604	-5%	1,403,141	1,806,939	-22%
Average Realized Silver Price per Ounce Sold	$63.33	$38.21	66%	$70.57	$35.49	99%
Cash Cost per Silver Equivalent Payable Ounce[2,3]	$27.87	$17.09	63%	$26.30	$14.95	76%
All-in Sustaining Cost (“AISC”) per Silver Equivalent Payable Ounce[2,3]	$34.71	$24.06	44%	$35.22	$21.64	63%
Cash Cost per Tonne Processed[3]	$71.40	$53.18	34%	$68.54	$52.60	30%
AISC per Tonne Processed[3]	$90.52	$73.97	22%	$90.90	$74.69	22%
Financial Operating Performance (in 000’s)
Revenues	$33,385	$21,042	59%	$99,605	$61,683	61%
Mine operating income	$14,832	$9,905	50%	$51,221	$30,691	67%
Net income	$6,103	$7,702	-21%	$32,915	$16,183	103%
Earnings before interest, taxes and amortization (“EBITDA”)[3]	$12,846	$11,456	12%	$50,936	$28,586	78%
Adjusted earnings[3]	$14,303	$11,645	23%	$49,765	$30,327	64%
Cash provided by operating activities	$12,700	$8,329	52%	$39,592	$17,437	127%
Operating cash flow before working capital adjustments[3]	$12,299	$7,281	69%	$39,242	$20,911	88%
Mine operating cash flow before taxes[3]	$16,517	$11,050	49%	$57,662	$33,720	71%
Per Share Amounts
Earnings per share - diluted	$0.03	$0.05	-40%	$0.19	$0.10	90%
Adjusted earnings per share[3]	$0.08	$0.07	14%	$0.29	$0.20	45%
Liquidity & Working Capital (in 000’s)	Q3 2026	Q2 2026	Change	Q3 2026	YE 2025	Change
Cash	$138,247	$144,183	-4%	$138,247	$101,724	36%
Working capital[3]	$141,529	$140,774	1%	$141,529	$99,562	42%

November 4, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Reports Q3 2026 Financial Results

Operational Summary	Q3 2026			YTD 2026
Expressed in 000’s of US$, unless otherwise noted	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Tonnes Milled	160,140	30,239	190,379	487,189	72,980	560,169
Silver Ounces Produced	211,748	91,441	303,189	607,474	226,077	833,551
Gold Ounces Produced	1,566	166	1,732	5,328	433	5,761
Copper Pounds Produced	1,202,821	-	1,202,821	3,276,404	-	3,276,404
Cash Cost per AgEq Payable Ounce Sold[2,3]	$24.77	$40.58	$27.87	$25.79	$29.19	$26.30
AISC per AgEq Payable Ounce Sold[2,3]	$32.40	$44.16	$34.71	$34.69	$38.33	$35.22
Cash Cost per AgEq Payable Ounce Sold – 2026 Guidance Prices[1,3]	$23.09	$39.56	$26.21	21.91	28.08	22.73
AISC per AgEq Payable Ounce Sold - 2026 Guidance Prices[1,3]	$30.21	$43.05	$32.64	29.47	36.87	30.45
Cash Cost per Tonne Processed[3]	$59.60	$133.92	$71.40	$60.82	$120.06	$68.54
AISC per Tonne Processed[3]	$79.99	$146.28	$90.52	$82.65	$146.02	$90.90

La Preciosa Milestones

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Steady Progress & Increased Production from Development Ore: At La Preciosa, development production output increased 5% from Q2 2026, contributing 105,867 AgEq[1] ounces, and consisting of 91,441 silver oz and 166 gold oz. Mill processing of mineralized development material from La Preciosa was above plan for 2026 to date, primarily due to Mill Circuit 2 becoming available ahead of scheduled for La Preciosa development ore in the second quarter. Grades were below plan as elevated silver prices supported the processing of additional lower-grade development ore, which also impact cash and AISC costs per AgEq oz and per tonne processed.

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2026 Drill Program: A third drill was added at La Preciosa, with 10,675 meters of drilling completed at the end of Q3 as part of the planned 15,000 metres of exploration for 2026. Drilling has now shifted from infill holes to exploration and step-out holes at high-priority targets at vein intersections and projections. It is important to note that none of the infill drilling holes completed to date were included in the mineral reserve update in Q2 2026. Furthermore, most of the exploration holes are in areas outside the current resource model.

Operating Highlights

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Primary Silver Production: Avino produced 303,189 silver ounces, representing over 50% of our silver equivalent[1] production for Q3 2026, as the Company continues to transition to its long-term target of 75% of consolidated silver equivalent[1] production coming from silver ounces.

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Primary Silver Revenues: 55% of the Company’s Q3 2026 revenues came from the sales of silver processed from the production material from the Avino Mine and development material from La Preciosa at an average realized price of $63.33 per silver ounce.

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Consistent Mill Throughput & Production: In Q3 2026, mill throughput remained on plan with 190,379 tonnes processed from both Avino and La Preciosa. Continued steady mill performance and availability reflects the impact of targeted upgrades and automation initiatives led by our operations and maintenance teams over recent years. Avino produced 582,836 silver equivalent[1] ounces in Q3 2026, up slightly from Q3 2025 on a consolidated basis.

November 4, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Reports Q3 2026 Financial Results

•

2026 Drill Program at Avino: Drilling remains ongoing at Avino as we continue to understand the nature of the veining, with two drills currently deployed. The first drill was focused in the upper area in the eastern portion of the system. The second drill at Avino was focused on extension drilling in the footwall breccia area in the upper east portion. As of September 30, 2026, 9,400 of the planned 15,000 metres have been completed.

•	Health and Safety Performance: For year-to-date 2026, the Lost Time Incident Frequency Rate (“LTIFR”) of 7.47 per 1,000,000 hours worked. Total reportable lost time incident rate was 0.15.

Corporate

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Normal Course Issuer Bid (“NCIB”): Since the approval of the Company’s NCIB in April 2026, Avino has repurchased and subsequently cancelled over 1 million common shares, decreasing the issued and outstanding common shares by the same amount. As previously announced, the Company is permitted to repurchase for cancellation up to an aggregate of 8,248,566 common shares prior to April 7, 2027. The Company believes the NCIB is a flexible tool as part of its overall capital allocation program and remains committed to returning value to shareholders by reducing the number of shares outstanding, therefore increasing percentage of ownership and earning per share.

2026 Capital Expenditures

Capital expenditures for up to Q3 2026 totaled $15 million, compared to $9 million in the corresponding period in 2025. The increased amount is in line with our capital budget for 2026 of $20 to $26 million and was primarily spent on mine development and equipment for future production mining operations at La Preciosa, as well as the Company’s consolidated 30,000 metre exploration program.

Production Guidance

With additional mine development work and the processing of lower grade development ore from La Preciosa, as well as a change to mine sequencing at Avino, the Company is expecting to produce less silver ounces from La Preciosa and less copper pounds from Avino than initially forecasted at the beginning of the year. These decisions were made with long-term planning in mind and as such, the Company is providing updated production and operating guidance for 2026, as the Company expected to be at or slightly below the lower end of the guided range for silver equivalent production on a consolidated basis. Production guidance for 2026 is now revised to between 2.2 to 2.5 million silver equivalent ounces (previously 2.4 to 2.7 million silver equivalent ounces).

Cost Guidance

Consolidated cost per ounce guidance has been higher than expected due to less silver equivalent ounces produced and sold as a result of the changes noted above. As a result, the Company is updating certain aspects of its cost guidance. Cash cost per silver equivalent payable ounce sold using 2026 budget ratios1 is expected to be between $22 to $24 per ounce (previously $19 to $21) and AISC per silver equivalent payable ounce sold using 2026 budget ratios1 is forecasted to be between $30 to $32 per ounce (previously $25 to $27). AISC per tonne processed is now revised to between $85 to 95 per tonne processed (previously $80 to $90). Consolidated cash cost guidance per tonne is unchanged.

ESG Initiatives

The United Nations Sustainable Development Goals provide the foundation for Avino’s sustainability approach, helping us prioritize initiatives that deliver meaningful environmental, social, and economic benefits.

Avino has received the Distintivo ESR® 2026 (Socially Responsible Company Distinction) awarded by Cemefi (Centro Mexicano para la Filantropia) for the 4th year.  The ESR Distinction is granted annually to organizations that voluntarily undergo a structured evaluation process and demonstrate a commitment to environment, social and governance (ESG) practices.

November 4, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Reports Q3 2026 Financial Results

Avino’s operations continue to make a meaningful contribution to the regional economy through local employment, training, procurement, and community-based initiatives. We remain committed to supporting the long-term social and economic development of the communities where we operate while fostering sustainable growth for all stakeholders.

Avino is currently working on its 3rd annual Sustainability Report and will publish it to our website once completed. As our sustainability journey continues to evolve, so does our approach to sustainability reporting. With each reporting cycle, we are working to strengthen the quality, consistency and transparency of our disclosures.

These earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Qualified Person

Peter Latta, P. Eng, MBA, Senior Vice President Technical Services, Avino, who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to non-IFRS Accounting Standards measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Accounting Standards Measures” section of the Company’s MD&A dated November 4, 2026, for the nine months ended September 30, 2026, which is incorporated by reference within this news release and is available on SEDAR+ at www.sedarplus.ca.

Earnings Call Information

The Company’s Q3 2026 financial statements and results were released today, Wednesday, November 4, 2026. A conference call to discuss the Company’s Q3 2026 operational and financial results will be held tomorrow, Thursday, November 5, 2026, at 8:00 a.m. PCT / 10:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below. Please note the updated time zone for BC residents.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q3 2026 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

•	Toll Free: 888-506-0062
•	International: 973-528-0011
•	Participant Access Code: 321901

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the Company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later today.

November 4, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Reports Q3 2026 Financial Results

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. La Preciosa is one of the largest permitted silver assets in Mexico and is just 19 kilometres from the Avino mill. La Preciosa is in the development stage, and 3,000 metres of underground development have been completed to date. Avino’s inaugural proven and probable mineral reserves announced April 2026 totaled 127 million silver equivalent ounces, and the updated measured and indicated mineral resource base is 301 million silver equivalent ounces. Avino is included in the Toronto Stock Exchange’s TSX30™ for the second consecutive year. Avino distinguished itself by being ranked in the 5th position in both 2025 and 2026. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than three years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate.

We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral reserve estimate and mineral resource estimate for the Company’s Avino properties, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 31, 2025 (consisting of the Elena Tolosa (“ET”) deposit, Guadalupe, and La Potosina). The Oxide Tailings Deposit mineral reserve estimate has an effective date of January 16, 2024. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “intends”, “estimates”, “envisages”, “potential”, “possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on the Company or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; the timing and amount of estimated future exploration and development; costs and timing of the development of deposits; capital projects and exploration activities and the possible results thereof; completion and filing of the updated Mineral Resource Estimate; future operating procedures; infrastructure development and economic enhancement projects. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if our property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; fluctuations in the spot and forward price of gold, silver, copper, base metals or certain other commodities; fluctuations in the currency markets (such as the Mexican Peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital to support expansion projects; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of tailings and mine rock and water management strategies,  the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

November 4, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Reports Q3 2026 Financial Results

Cautionary Note to United States Investors

The Company is formed under the laws of British Columbia, Canada and qualifies as a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1.

Silver equivalent or “AgEq” was calculated using metal prices of $45.30 per oz Ag, $3,929 per oz Au and $4.85 per lb Cu. These metal prices are based on the Company’s 2026 budget as approved by the Board of Directors, and previous periods have been recalculated using these prices for comparability purposes. Calculated figures may not add up due to rounding.

2.

“Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3.

Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS Accounting Standards and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.